FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

March 14, 2007

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 4/5

45860311.1

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Vienna International Airport: 8.6% increase in passengers during February
With a plus of 21.3%, excellent development in traffic to Near East

Vienna International Airport recorded sound traffic growth in February. In comparison to February of the previous year, the number of passengers increased 8.6% to 1,130,631. Flight movements and maximum take-off weight (MTOW) both rose by 4.3%. Growth of 14.1% in the number of transfer passengers underscores the significance of Vienna as an international hub.

The positive trend in the development of passenger volume (scheduled + charter traffic) to Eastern Europe and the Near East continued. In February 2007 destinations in Eastern Europe reported a plus of 16.4% in the number of passengers, while the Near East registered a strong increase of 21.3%.

The number of passengers handled by Vienna International Airport during the first two months of 2007 rose by 7.3% to a total of 2,278,688. A plus of 10.9% was also recorded in transfer passengers. Growth was also recorded in maximum take-off weight (MTOW) with +4.4%, flight movements with +4.4% and cargo with +1.9%.

Results in Detail

	February 2007	Change in %	January to February 2007	Change in %
Passengers:	1,130,631	+8.6	2,278,688	+7.3
Transfer passengers:	405,604	+14.1	829,832	+10.9
Maximum take off weight (in tonnes):	487,569	+4.3	1,010,349	+4.4
Flight movements (arrival + departure):	17,579	+4.3	36,320	+4.4
Cargo in tonnes (air cargo and trucking):	19,788	+2.3	38,976	+1.9

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

09/07 ... KA/EK END 14. März 2007